Mail Stop 7010

September 2, 2005

via U.S. mail and facsimile

J. Randall Clemons
President and Chief Executive Officer
Wilson Bank Holding Company
623 West Main Street
Lebanon, Tennessee  37087

	Re:	Wilson Bank Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
		File No. 0-20402

Dear Mr. Clemons:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we are asking you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K/A for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 4

Evaluation of Disclosure Controls and Procedures, page 4

1. We note that you have identified a material weakness as of December 31, 2004 and concluded that your internal control over financial report was not effective. Please tell us how you were able to conclude that disclosure controls and procedures were ineffective in accordance with Item 307 of Regulation S-K in your Form 10-K for the fiscal year ended December 31, 2004 and your Forms 10-Q for the fiscal quarters ended March 31, 2005 and June 30, 2005 in light of the material weakness identified and that no changes in your internal control over financial reporting occurred during the fiscal quarters ended March 31, 2005 and June 30, 2005.

Report of Management on Internal Control Over Financial Reporting, page 4

2. In your disclosure, you state, "The chief financial officer accumulates financial information and electronic files which are provided to the Company`s registered public accounting firm. The accounting firm assembles an initial draft of the financial statements and related notes which management of the Company thereafter reviews and revises as appropriate. The lack of controls could result in incomplete or inaccurate disclosures in the financial statements." Based on these statements, it is unclear how your Audit
Committee determined that your independent registered public accounting firm, Maggart & Associates, P.C., complied with the SEC`s auditor independence rules. Please provide us with a detailed explanation as to why your Audit Committee believes Maggart & Associates, P.C. is independent. Please refer to Section II.B.1. of
Rule 33-8183 for guidance.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4.  Controls and Procedures, page 25

3. We note that in your controls and procedures disclosures for your
Forms 10-Q for the fiscal quarters ended March 31, 2005 and June
30,
2005, you did not have any changes to your internal control over financial reporting, even though you reported that you had a material weakness as of December 31, 2004. Please tell us how you intend to correct this material weakness, including when you expect to make such changes to your internal control over financial reporting to correct the material weakness. Refer to Item 308(c) of Regulation S-
K for guidance.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief

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J. Randall Clemons
Wilson Bank Holding Company
September 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE